vnu

RECEIVED

2004 OCT -4 A 11:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

04045279

SUPPL

Date	September 27, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated September 27, 2004:

VNU TO SELL ITS WORLD DIRECTORIES GROUP

With kind regards,
VNU bv

Rob de Meel
Senoir Vice President

PROCESSED
OCT 0 4 2004
THOMSON FINANCIAL

Dlw 10/4

1.1.001 02.99

VNU bv
Geylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

vnu

RECEIVED
2004 OCT -4 A 11:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press release

Date September 27, 2004

VNU TO SELL ITS WORLD DIRECTORIES GROUP

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced that it has signed a definitive agreement to sell its World Directories group to World Directories Acquisition Corp., a legal entity owned by funds advised by Apax Partners Worldwide LLP and Cinven Limited, for a price of EUR 2,075 million.

The sale includes all operating companies and directly related activities of World Directories. The group produces telephone books and Yellow-Pages directories both in print and on-line under brand names such as *Golden Pages, Gouden Gids, Pages d'Or, Páginas Amarelas* and *Pagini Aurii*.
The group is market leader in each of the seven countries where it does business: Belgium, the Netherlands, Ireland, Portugal, Romania, Puerto Rico and South Africa. World Directories employs approximately 2,200 people. In 2003, the group generated EUR 492 million in revenues and EUR 211 million in operating income.

"We are extremely pleased to announce this transaction. I would like to emphasize that World Directories played a very important role in the growth and success of VNU. For almost seven years the group showed a strong and positive performance. The transaction allows us to focus on our high-growth core marketing, media measurement and business information activities", said Rob van den Bergh, Chairman and CEO of VNU."I am convinced that we have found a good new owner for the group, who will continue to grow the business. We look forward to watching the continued success of World Directories."

Commenting on the announcement, Ed Penninx, President and CEO of World Directories said: "We are very pleased with the outcome of the sales process. We have developed an excellent relationship with the representatives of Cinven and Apax Partners over the past months and look forward to working with them over the coming years. We believe this next phase of ownership of World Directories will be beneficial to our employees, clients, suppliers and the communities in which we operate."

Tom Hall, Director of Apax Partners, said: "World Directories is a strong highly profitable business with significant opportunities for growth. We believe we have a great opportunity together with management to create value as the business enters this new stage of its development. Building on Apax Partners' experience in the directories industry, with prior Apax Partners Funds' investments in Yell and Thomson Directories, and the experience of investing in publishing of our partner Cinven, World Directories will have the strategic support, financial backing and commitment it needs to realize these opportunities.

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12

Press release

We will invest in the key assets of the company - its brands, sales forces and products - to drive the business forward."

Commenting on the acquisition, Cinven Partner Brian Linden, said: "World Directories is a very stable, high margin and cash generative business with significant growth opportunities both in print and on-line. We see substantial upside for the group through a tighly focused strategy of investment in the sales force, marketing and product development. World Directories has been a highly sought after asset. It is a very attractive international business with a strong reputation. Our strategy will aim to build on World Directories' strength as a world-class player in directory publishing. We have a proven track record of investing in the media sector and today's acquisition is in line with our focus of backing leading European businesses with compelling growth prospects."

The transaction is subject to customary conditions, including approval by relevant antitrust authorities and advice from the central workers council. VNU will hold an Extraordinary General Meeting of Shareholders to approve the contemplated transaction. Beforehand, shareholders will receive an explanatory memorandum and agenda of this Extraordinary General Meeting of Shareholders, to be held in due course. The transaction is expected to close by the end of 2004.

VNU intends to use at least half of the proceeds from this divestiture to repay debt and thus significantly strengthen its balance sheet.
Credit Suisse First Boston and Goldman Sachs advised VNU in connection with this transaction. UBS Investment Bank and JPMorgan acted as financial advisers to Cinven and Apax Partners.

VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00